Filed Pursuant to Rule 433 of the Securities Act of 1933
Issuer Free Writing Prospectus dated March 31, 2023
Relating to Prospectus dated March 30, 2023
Registration No. 333-268109

CAPITAL

VCI GLOBAL LTD

INVESTOR PRESENTATION

March 2023

DISCLAIMER

This document contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may”, “should”, “expects”, “anticipates”, “contemplates”, “estimates”, “believes”, “plans”, “projected”, “predicts”, “potential”, or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this document and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this document and other statements made from time to time by us or our representatives might not occur. See offering documents for further risks and disclosures. Past performance is not indicative of future results. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a total risk of loss.

Form CRS/Reg BI Disclaimer:

Boustead Securities, LLC is registered with the SEC as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). Brokerage and investment advisory services and fees differ, and it is important for you to understand these differences. Free and simple tools are available to research firms and financial professionals at Investor.gov/CRS, which also provides educational materials about broker-dealers, investment advisers, and investing. When we provide you with a recommendation, we have to act in your best interest and not put our interest ahead of yours. At the same time, the way we make money creates a conflict with your interests. Please strive to understand and ask us about these conflicts because they can affect the recommendations we provide you. There are many risks involved with investing. For Boustead Securities customers and clients, please see our Regulation Best Interest Relationship Guide on the Form CRS Reg BI page which can be found on our website at https://www.boustead1828.com/form-crs-reg-bi. For FlashFunders’ visitors, you may review the Form CRS of Boustead Securities under the Form CRS section. Please also carefully review and verify the accuracy of the information you provide us on account applications, subscription documents and others.

This Presentation (the “Presentation”) contains sensitive business and financial information. It is being delivered on behalf of the Company by Boustead Securities, LLC (“BSL”). The sole purpose of this Presentation is to assist the recipient in deciding whether to proceed with a further inquiry of the Company. This Presentation does not purport to be all-inclusive or to necessarily contain all the information that a prospective investor may desire in evaluating a possible business transaction with the Company.

By accepting this Presentation, the recipient agrees to keep confidential the information contained herein or made available in connection with any further inquiry of the Company. This Presentation may not be photocopied, reproduced or distributed to others at any time without the prior written consent of BSL. Upon request, the recipient will promptly return all materials received from the Company or BSL (including this Presentation) without retaining any copies thereof, all in accordance with the Confidentiality Agreement.

This Presentation has been prepared for informational purposes relating to this transaction only and upon the express understanding that it will be used only for the purposes set forth above. Neither the Company nor BSL makes any express or implied representation or warranty as to the accuracy or completeness of the information contained herein or made available in connection with any further investigation of the Company and to the certainty or assurance that any proposed acquisition contained in this Presentation will be completed. Each of the Company and BSL expressly disclaims any and all liability which may be based on such information, errors therein or omissions there from. The recipient shall be entitled to rely solely on the representations and warranties made to it in any definitive agreement and the due diligence that recipient conducts.

In furnishing this Presentation, neither the Company nor BSL undertakes any obligation to provide the recipient with access to any additional information. This Presentation shall neither be deemed an indication of the state of affairs of the Company nor constitute an indication that there has not been any change in the Company or affairs of the Company since the date hereof, nor an indication that BSL has performed any due diligence on the Company or its affairs.

This Presentation does not constitute an offer to sell or solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation in such jurisdiction. Investments in private placements may be illiquid, highly speculative and you may lose your entire investment.

This Presentation includes certain statements, estimates and projections with respect to the anticipated future performance of the Company. Such statements, estimates and projections are based on significant assumptions and subjective judgment concerning anticipated results. These assumptions and judgments are inherently subject to risks, variability and contingencies, many of which are beyond the Company’s control. These assumptions and judgments may or may not prove to be correct and there can be no assurance that any projected results are obtainable or will be realized. Actual results likely will vary from those projected, and such variations may be material. In addition, this Presentation does not describe certain risks associated with the Company’s business. All communications or inquires relating to the Company or this Presentation should be directed to the representative of BSL. No personnel at the Company may be contacted directly unless expressly permitted by BSL.

FREE WRITING PROSPECTUS

This presentation highlights basic information about our company. Because it is a summary, it does not contain all of the information that you should consider before investing. This offering may only be made by means of a prospectus. We have filed a registration statement (including a prospectus) on a Form F-1 (File No. 333-268109) with the SEC for our initial public offering, which became effective on March 30, 2023. Before you invest, you should read the prospectus in that registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about VCI Global Limited and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request a copy of the prospectus by calling Boustead Securities, LLC at 949.502.4408 or by email at offerings@boustead1828.com or standard mail at Boustead Securities, LLC, Attn: Equity Capital Markets, 6 Venture, Suite 395, Irvine, CA 92618 USA.

Neither the SEC nor any other regulatory body has passed upon the adequacy or accuracy of this free writing prospectus or approved or disapproved the shares offered pursuant to the above referenced registration statement and prospectus. Any representation to the contrary is a criminal offense.

RISK FACTORS

A significant or prolonged economic downturn could have a material adverse effect on our results of operations.

We may face damage to our professional reputation or legal liability if our clients are not satisfied with our services.

Our engagements with clients may not be profitable.

If our affiliates, alliances or investee portfolio companies do not succeed, we may not be successful in implementing our growth strategy.

The consulting services in business, investment and technology industries are highly competitive, and we may not be able to compete effectively.

Our inability to retain our senior management team and other managing directors would be detrimental to the success of our business.

Our inability to hire and retain talented people in an industry where there is great competition for talent could have a serious negative effect on our prospects and results of operations.

We have only a limited ability to protect our intellectual property rights, which are important to our success.

Revenues from our performance-based engagements are difficult to predict, and the timing and extent of recovery of our costs is uncertain.

Developments in the social, political, regulatory and economic environment in the countries where we operate, may have a material and adverse impact on us.

Our quarterly revenues, operating results and profitability will vary from quarter to quarter, which may result in increased volatility of our share price.

We may need additional capital in the future, which may not be available to us. The raising of additional capital may dilute your ownership in us.

Our holding company is registered in the British Virgin Islands, and a significant portion of our assets are located outside the United States. As a result, it may not be possible for shareholders to enforce civil liability provisions of the federal or state securities laws of the United States.

There has been no prior public market for our Class A ordinary shares and an active trading market may never develop or be sustained.

We do not intend to pay cash dividends on our Class A ordinary shares in the foreseeable future.

We will have broad discretion in the use of proceeds of this offering designated for working capital and general corporate purposes.

As a foreign private issuer, if we complete an initial public offering, we will be permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

If we are able to consummate an initial public offering, our stock is expected to initially trade under $5.00 per ordinary share and thus could be known as a penny stock, subject to certain exceptions. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our ordinary shares.

If we are able to consummate an initial public offering, our stock is expected to initially trade below $5.00 per share.

We are an emerging growth company within the meaning of the Securities Act and if we complete an initial public offering we may take advantage of certain reduced reporting requirements.

If we complete an initial public offering, our share price may be volatile and may fluctuate.

Even if we complete an initial public offering, if we fail to meet applicable listing requirements, Nasdaq or any other registered securities market may delist our Class A ordinary shares from trading, in which case the liquidity and market price of our Class A ordinary shares could decline.

If we complete an initial public offering, we expect to incur significant additional costs as a result of being a public company, which may materially and adversely affect our business, financial condition and results of operations.

If we complete an initial public offering, securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

OFFERING SUMMARY

Issuer	VCI Global Limited ("VCI Global" or the "Company")
Exchange & Ticker	Nasdaq Capital Market (NasdaqCM): VCIG
Offering Type	Initial Public Offering
Shares Outstanding Before This Offering	35,100,504 Ordinary Shares
Offering Shares	1,600,000 Ordinary Shares (1,840,000 Ordinary Shares, if the over-allotment option is exercised in full)
Shares Outstanding After This Offering [1]	37,137,244 Ordinary Shares (37,377,244 Ordinary Shares, if the over-allotment option is exercised in full)
Assumed Offering Price Per Share	$5.00 per ordinary share
Use of Proceeds	• Specific industry-focused acquisition (40%) • Business & team expansion by recruiting more professional consultants across different industries (30%) • General working capital (30%)
Underwriter	Boustead Securities, LLC
Issuer's U.S. Legal Counsel	Carmel, Milazzo & Feil LLP
Underwriter's U.S. Legal Counsel	Sichenzia Ross Ference LLP
Auditor	WWC, CPA PC
Investor Relations Consultant	ICR, LLC

[1] Includes (i) 380,000 ordinary shares to be issued to certain of our Senior executives upon the listing of our ordinary shares on Nasdaq and (ii) 56,740 (61,638 if the over-allotment option is exercised in full) to be issued to Exchange Listing at the closing of this initial public offering pursuant to the anti-dilution clause in their consulting agreement with the Company.

COMPANY OVERVIEW

Founded
In 2013

Headquarters
Kuala Lumpur, Malaysia

Our Mission

To help our clients achieve their business objectives by providing innovative and best-in-class consulting solutions and services.

What We Do

We are a multi-disciplinary consulting group with key advisory practices in the following areas:

Business Consultancy

- **IPO Advisory:**
  Craft an IPO plan for clients at a suitable stock exchange
- **Investor Relations (IR) and Public Relations (PR)**:
  Create IR/PR initiatives for publicly-listed companies
- **Mergers & Acquisitions (M&A) Advisory:**
  Corporate advisory services
- **Boardroom Strategies:**
  Post-IPO boardroom matters

Technology Consultancy

- **Software Solutions:**
  - Develop modern software to assist clients on business automation and scaling
  - Provide software as a service (SaaS)
- **Fintech Solutions:**
  Build proprietary fintech software to suit clients' needs
- **Digital Development & Transformation:**
  Integrate innovative solutions into business processes to increase efficiency

Past performance is not indicative of future results. Investments may be speculative, illiquid, and there is a risk of principal loss. There is no guarantee that any specific outcome will be achieved.

OUR METHODOLOGIES:

BUSINESS & TECHNOLOGY CONSULTANCY

PHASE 1: ANALYSIS & ASSESSMENT

- Meet with clients to understand their problem, requirements and business goals.
- Assessment of the business's current situation (financial, legal, IT infrastructure).

PHASE 2: DIAGNOSIS & STRATEGIZE

Officially engaged by clients for retainer fees and success fees.

- Conduct in-depth diagnosis.
- Strategize and develop a plan with strategic recommendations.

PHASE 3: IMPLEMENTATION & EXECUTION

Depends on client need & fee arrangement i.e. retainer, performance-based, consulting, & development.

- Engage an internal and external professional team to execute on the plan.
- Ensure the plan is carried out with integrity and professionalism.

CLIENT ENGAGEMENTS

TREASURE GLOBAL INC	Our Service **IPO Advisor (US Nasdaq)**	▪ Client's readiness assessment prior to listing ▪ Evaluate & assess company's internal controls ▪ Engage professional IPO advisors ▪ Liaise with client, professionals, & authorities ▪ Successfully raised a gross proceeds of US $9.2 million during its IPO on US Nasdaq Capital Market (NasdaqCM: TGL)
impiana Hotels • Resorts • Spa	Our Service **Company Restructuring**	▪ Create an effective business recovery roadmap from the impact of Covid-19 ▪ Provide strategic advisory on corporate finance matters
ELMU EDUCATION GROUP	Our Service **Technology Consultancy**	▪ Provide consultancy on client's technology requirements ▪ Develop Malaysia's first law enforcement education software system

Past performance is not indicative of future results. Investments may be speculative, illiquid, and there is a risk of principal loss. There is no guarantee that any specific outcome will be achieved.

ONGOING CLIENT ENGAGEMENTS

Our Service

Investor Relations and Public Relations

Through our wholly-owned subsidiary, **Imej Jiwa Communications**, we manage over 35 publicly-listed companies on Bursa Malaysia Securities Berhad on a retainer basis.

Imej Jiwa Communications is also the appointed IR and PR firm by Bursa Malaysia Securities Berhad to assist selected listed companies improve their visibility and accessibility within the investment community through our integrated IR and PR activities.

IPO Phase

- We provide clients with strategic approaches in their IR and PR engagements ranging from prospectus launch events, key messaging house development, media training and IPO roadshows in order to achieve a successful listing.

Post-IPO Phase

- We advise clients on ways to sustain market interest in their companies, attract a pipeline of new investors through a customised IR and PR strategy.

**Our list of IR retainer clients are non-exhaustive.*

FINANCIAL OVERVIEW


Charts
30%
300,0
60%
600,0
10%
100,0
Dolore 1

FINANCIAL HIGHLIGHTS

Revenue

Revenue increased by 4% to US $4.8 million for 1H2022UA**, compared to US $4.6 million for 1H2021A*.



USD in millions
$12.0
$10.0
$8.0
$6.0
$4.0
$2.0
$0.0
$11.4
$4.6
$4.8
FY2021A*
1H2021A*
1H2022UA**

Net Income

Net income increased by 41% to US $3.1 million for 1H2022UA**, compared to US $2.2 million for 1H2021A*.



USD in millions
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
$4.8
$2.2
$3.1
FY2021A*
1H2021A*
1H2022UA**

* Actual & audited financial figures.
** Unaudited financial figures.

Past performance is not indicative of future results. Investments may be speculative, illiquid, and there is a risk of principal loss. There is no guarantee that any specific outcome will be achieved.

REVENUE BREAKDOWN – FYE 12/31/2021

US $11.4 million

FY2021A* Revenue

Revenue Breakdown


Other,
2%
Technology Consultancy,
41%
Business Consultancy,
57%

Our Revenue Model

01	02	03
Business Consultancy	**Technology Consultancy**	**Other**

In USD

$6.5 million	**$4.7 million**	**$0.2 million**
• Retainer fees • Performance-based fees • Success fees	• Consulting fees • Development fees • White label technology fees	

* Actual & audited financial figures.

Past performance is not indicative of future results. Investments may be speculative, illiquid, and there is a risk of principal loss. There is no guarantee that any specific outcome will be achieved.

OUR TEAM



Past performance is not indicative of future results. Investments may be speculative, illiquid, and there is a risk of principal loss. There is no guarantee that any specific outcome will be achieved.

BOARD OF DIRECTORS



VICTOR HOO

**Grp Director /
Grp Exec Chairman**

Victor is the founder of VCI Global & has more than 18 years of experience in portfolio management in diversified industries i.e. information technology, real estate, mining, human capital management, fintech, AI, blockchain, robotics, clean tech, entertainment, e-commerce, hospitality & education.

He graduated with a BA in International Relations & Japanese from the University of Queensland, Australia. He also holds a postgraduate Diploma in Laws (Commercial & Corporate) & a Certificate in Laws (Banking & Finance) from the University of London.



KAREN LIEW

Exec Director

Karen is the co-founder of VCI Global.

She is involved in corporate advisory functions in the areas of initial public offerings, mergers and acquisitions, reverse takeovers, and restructuring.

She is also a board member of several entities in Malaysia and Singapore.



VINCENT HONG

Exec Director

Vincent has more than 17 years of experience in the fields of telecommunication, fintech, corporate advisory and F&B.

He is the co-founder of a boutique advisory firm and is currently working on advisory jobs for numerous local and overseas clients.

He is principally involved in expanding the company's foothold by teaming up with overseas partners to broaden up the service offerings to existing and new clients.



STANLEY KHOO

Exec Director

Stanley is the founder of Imej Jiwa Communications Sdn. Bhd.

He previously worked in Dublin and Ireland, and was a former investment banker for various large Malaysian investment banks (AmInvestment Bank, Maybank Investment Bank and OSK Investment Bank).

He graduated with a Bachelor's Degree (Hons) in Accounting and Financial Management from the University of Sheffield, England. He is a member of the Association of Chartered Certified Accountants (FCCA).

INDEPENDENT DIRECTORS



MARCO BACCANELLO

Independent Non-Exec Director (INED)

Marco is a corporate finance and investment expert in both the financial services and the technology sector.

He has 10 years of experience with PricewaterhouseCoopers in London, Johannesburg and Silicon Valley. He has worked on deals with Comcast, Sky and investment funds in the UK, China, and the USA.



ALEX CHUA

Independent Non-Exec Director (INED)

Alex is a corporate finance executive and consultant with over 25 years of experience in real estate investment and development, building construction and materials, healthcare and medical assurance sectors.

He is the founder and director of Lighthouse Business Consulting Pte. Ltd., Group CFO of TEE International Limited, and serves as an INED of New Silkroutes Group Limited and Heatec Jietong Holdings Limited.

His previous positions include INED of 3 other SGX listed companies and Executive Director of Pacific Star Development Limited.



JEREMY ROBERTS

Independent Non-Exec Director (INED)

Jeremy has more than 20 years of experience in corporate finance, principal investing, and private equity.

He is the founder of Global Group Capital Management, a FCA-approved and authorized corporate finance business.

He was previously the Vice President of Credit Suisse First Boston and the Director of Lansdowne Capital.

Past performance is not indicative of future results. Investments may be speculative, illiquid, and there is a risk of principal loss. There is no guarantee that any specific outcome will be achieved.

INDEPENDENT DIRECTORS (cont'd)



STEVE NG

Independent Non-Exec Director (INED)

Steve is a corporate finance and investment expert with over 15 years of experience in oil & gas, retail, human resources, and information technologies sector.

He is the founder of DJS Manpower Sdn. Bhd., a human resource company specializing in the hiring of foreign manpower for the local industries. His company has to date successfully placed over 7,000 foreign workers in local companies.

His previous positions include founder of Cuffz, a fashion retail brand which he subsequently sold in 2017, senior investment analyst in Commerce Asset Ventures, and corporate finance executive of Southern Investment Bank Malaysia.



FERN THOMAS

Independent Non-Exec Director (INED)

Fern has more than 35 years of experience in the finance and accounting industry with a track record of proven ability to build strong finance organizations of various sizes by developing staffs, processes and systems to align with business needs.

Presently, she holds the Chief Financial and Administrative Officer position in one of the US largest law firms, GDLSK LLP.

She was previously the CFO of Cornerstone Capital Inc., CFO of New York Restoration Project, International CFO and Senior Vice President of Christie's New York, the Vice President (Finance & Development) of the Interpublic Group of Companies, and Transaction Service Director of PricewaterhouseCoopers.

MEET OUR LEADERSHIP



VIVIAN YONG

Chief Operating Officer (COO)

Vivian is principally involved in spearheading the Company's fintech venture and IPO exercises in Malaysia's ACE Market and US Nasdaq stock exchanges.

She also established a real estate fund in Malaysia.

She holds a Bachelor of Commerce (Accounting and Finance-2012) degree and a Master of Applied Finance degree (2013) from the University of Adelaide.



ANG ZHI FENG

Chief Financial Officer (CFO)

Ang has more than 14 years of experience in the accounting and finance industry.

The positions he previously held include Senior Manager in Assurance of PricewaterhouseCoopers and the Senior Vice President in Finance of Asia Aviation Capital Limited & Asia Aviation Capital Pte. Ltd. Group of Companies (AirAsia Group).

He holds a Bachelor's Degree in Accounting from Swinburne University of Technology (Sarawak, Malaysia). Ang is also a member of CPA Australia.



HENRY CHAI

Chief Technology Officer (CTO)

Henry is principally involved in overseeing the Company's technology operations, ensuring each process brings the Company toward its next milestones.

He founded Taylorbyte Solutions to provide SMEs customized digital solutions to help companies enhance their business exposure and online sales.

Henry holds a Bachelor of Information System Engineering from University Tunku Abdul Rahman (Malaysia).

KEY INVESTMENT HIGHLIGHTS & GROWTH STRATEGIES



Past performance is not indicative of future results. Investments may be speculative, illiquid, and there is a risk of principal loss. There is no guarantee that any specific outcome will be achieved.

KEY INVESTMENT HIGHLIGHTS & GROWTH STRATEGIES

Growing Clientele

We are serving over 35 listed clients and have recently expanded our IPO consultancy services from Malaysia to the US capital markets, with a total of 10 IPOs lined up across both countries.

Holistic Business Solution

We offer a holistic business solution where we help our clients to achieve their business goals through technology and maximize their valuation by tapping into the capital market.

Leading Investor Relations Firm in Malaysia

We will continue to increase our market share through talent acquisition and regional expansion to further cement our position as the largest IR firm in Malaysia.

Global Digitalization

Growing global digitalization creates high demand in software solutions, fintech solutions, and digital development & transformation, which stimulates our technology division's growth.

Recurring Revenue Stream with Steady Cash Flow Generation from Business Consultancy Services

We establish contractual retainer fees with our clients to ensure a strong recurring revenue stream as well as steady cash flow.

Experienced Management Team

Seasoned and experienced Board of Directors and key senior management that have more than 100 years of combined experience and proven track records across a diversified portfolio of industries.

CONTACT US

Company	Underwriter	Investor Relations
VCI Global Ltd	**Boustead Securities, LLC**	**ICR, Inc.**

Company — VCI Global Ltd

Tel No.: +603-7717-3089

Email: enquiries@v-capital.co

Website: www.v-capital.co

Malaysia Office Address:

B03-C-8, Menara 3A, No. 3, Jalan Bangsar,
KL Eco City, 59200 Kuala Lumpur, Malaysia.

Singapore Office Address:

1 Scotts Road, #24-10, Shaw Centre,
Singapore 228208.

Underwriter — Boustead Securities, LLC

Tel No.: +1-949-502-4408

Email: offerings@boustead1828.com

Website: www.boustead1828.com

Address:

6 Venture, Suite 395, Irvine, CA 92618, USA.

Investor Relations — ICR, Inc.

Email: vciglobal.ir@icrinc.com

Website: www.icrinc.com

Address:

761 Main Avenue, Norwalk, CT 06851, USA.